ALDERON RESOURCE CORP.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

as the Warrant Agent

WARRANT INDENTURE
Providing for the Issue of Warrants

Dated as of December 16, 2010

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION		1
1.1	Definitions	1
1.2	Number and Gender	5
1.3	Interpretation not Affected by Headings, etc.	5
1.4	Day not a Business Day	5
1.5	Time of the Essence	5
1.6	Currency	5
1.7	Governing Law	5
1.8	Meaning of “outstanding” for Certain Purposes	6
1.9	Severability	6
1.10	Conflicts	6
1.11	Termination	6
1.12	Schedules	6
ARTICLE 2 ISSUE AND FORM OF WARRANTS		6
2.1	Issue of Warrants	6
2.2	Terms and Delivery of Warrants	6
2.3	Form of Warrants, Certificated Warrants	7
2.4	Book Entry Warrants	7
2.5	Warrant Certificate	9
2.6	Legends	10
2.7	Register of Warrants	11
2.8	Issue in Substitution for Lost Warrant Certificate	12
2.9	Exchange of Warrant Certificates	12
2.10	Transfer of Warrants	13
2.11	Ownership of Warrants	14
2.12	Warrantholder not a Shareholder	14
2.13	Warrants to Rank Pari Passu	15
ARTICLE 3 EXERCISE OF WARRANTS		15
3.1	Method of Exercise of Warrants	15
3.2	Effect of Exercise of Warrants	18
3.3	Subscription for Less than Entitlement	18
3.4	No Fractional Common Shares	18
3.5	Expiration of Warrants	19
ARTICLE 4 ADJUSTMENTS		19
4.1	Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise	19
4.2	Rules Regarding Calculation of Adjustment of Exchange Number	21
4.3	Postponement of Subscription	22
4.4	Notice of Adjustment	23
ARTICLE 5 PURCHASES BY THE company		23
5.1	Optional Purchases by the Company	23
5.2	Surrender of Warrant Certificates	24
ARTICLE 6 COVENANTS OF THE company		24
6.1	General Covenants of the Company	24
6.2	Warrant Agent’s Remuneration and Expenses	25
6.3	Notice of Issue	25
6.4	Performance of Covenants by Warrant Agent	25
ARTICLE 7 ENFORCEMENT		25
7.1	Suits by Warrantholders	25
7.2	Suits by the Company	25
7.3	Immunity of Shareholders, etc.	25
7.4	Waiver of Default	25
ARTICLE 8 MEETINGS OF WARRANTHOLDERS		26
8.1	Right to Convene Meetings	26
8.2	Notice	26
8.3	Chairman	26

8.4	Quorum	26
8.5	Power to Adjourn	27
8.6	Show of Hands	27
8.7	Poll and Voting	27
8.8	Regulations	27
8.9	Company and Warrant Agent May be Represented	28
8.10	Powers Exercisable by Extraordinary resolution	28
8.11	Meaning of Extraordinary Resolution	28
8.12	Powers Cumulative	29
8.13	Minutes	29
8.14	Instruments in Writing	29
8.15	Binding Effect of Resolutions	29
8.16	Holdings by Company Disregarded	30
ARTICLE 9 SUPPLEMENTAL INDENTURES		30
9.1	Provision for Supplemental Indentures for Certain Purposes	30
9.2	Successor Company	31
ARTICLE 10 CONCERNING THE WARRANT AGENT		31
10.1	Trust Indenture Legislation	31
10.2	Rights and Duties of Warrant Agent	31
10.3	Evidence, Experts and Advisers	32
10.4	Actions by Warrant Agent to Protect Interest	33
10.5	Warrant Agent not Required to give Security	33
10.6	Protection of Warrant Agent	33
10.7	Replacement of Warrant Agent, Successor by Merger	34
10.8	Conflict of Interest	34
10.9	Acceptance of Duties and Obligations	35
10.10	Documents, Moneys, etc. Held by Warrant Agent	35
10.11	Warrant Agent Not to be Appointed Receiver	35
10.12	Books and Records	35
10.13	Not Bound to Act	35
10.14	Third Party Interest	35
ARTICLE 11 GENERAL		36
11.1	Notice to the Company and the Warrant Agent	36
11.2	Notice to Warrantholders	37
11.3	Calculation of Notice Period	37
11.4	Privacy Laws	37
11.5	Satisfaction and Discharge of Indenture	37
11.6	Provisions of Indenture for the Sole Benefit of Parties and Warrantholders	38
11.7	Indenture to Prevail	38
11.8	Assignment	38
11.9	Force Majeure	38
11.10	Counterparts	38

SCHEDULE A       FORM OF WARRANT CERTIFICATE

SCHEDULE B       FORM OF DECLARATION FOR REMOVAL OF LEGEND

3

THIS WARRANT INDENTURE dated as of December 16, 2010.

BETWEEN:

ALDERON RESOURCE CORP., a company incorporated and existing under the laws of the Province of British Columbia

(the “Company”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada (the “Warrant Agent”)

(the “Warrant Agent”)

WHEREAS:

A.                                   The Company proposes to issue up to 4,836,250 Warrants consisting of 3,650,000 Warrants issuable pursuant to the Offering, up to 912,500 Warrants issuable pursuant to the Over-Allotment Option and up to 273,750 Warrants issuable upon exercise of the Compensation Options;

B.                                     Each Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Common Share at a price of C$2.80 until December 16, 2012 provided that in the event that the closing price of the Company’s Common Shares on the TSX-V is greater than $4.00 per share for a period of 20 consecutive trading days, the Company may give notice to the holders of the Warrants (the “Early Expiry Notice”) within 20 days of such occurrence, and the Warrants will expire 20 calendar days from the date of such notice;

C.                                     For such purpose, the Company deems it necessary to create and issue the Warrants to be constituted and issued in the manner set forth in this Indenture;

D.                                    The Company is authorized to create and issue the Warrants to be issued as provided in this Indenture;

E.                                      All things necessary have been or will be done and performed to make the Warrants, when certified by the Warrant Agent and issued in accordance with the provisions of this Indenture, legal, valid and binding upon the Company with the benefits of and subject to the terms of this Indenture;

F.                                      The foregoing recitals are made as statements of fact by the Company and not the Warrant Agent; and

G.                                     The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained in this Indenture for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time.

NOW THEREFORE THIS INDENTURE WITNESSES, in consideration of the premises and the covenants of the parties it is hereby agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Indenture and in the Warrant Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a)                                  “Accelerated Expiry Date” means the date that is 20 calendar days after the Early Expiry Notice;

(b)                                 “Applicable Legislation” means the provisions of any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute, relating to agreements such as this Indenture or to the rights, duties and obligations of persons serving in a similar role as the Warrant Agent under this Indenture, to the extent that such provisions are at the time in force and applicable to this Indenture;

(c)                                  “Authenticated” means (a) with respect to  the issuance of a Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Warrant Agent, (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants,  “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(d)                                 “Book Entry Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Warrants;

(e)                                  “Book Entry Warrants” means Warrants that are to be held electronically or physically by or on behalf of the Depository;

(f)                                    “Business Day” means a day which is not Saturday, Sunday or a statutory holiday in the cities of Vancouver, British Columbia or Toronto, Ontario;

(g)                                 “Capital Reorganization” has the meaning given to that term in Section 4.1(d);

(h)                                 “CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Warrant Certificate;

(i)                                     “Certificated Warrant” means a Warrant evidenced by a writing or writings substantially in the form of Schedule “A”, attached hereto;

(j)                                     “Common Share Reorganization” has the meaning given to that term in Section 4.1(a);

(k)                                  “Common Shares” means the common shares in the capital of the Company;

(l)                                     “Company” means Alderon Resource Corp., and its lawful successors from time to time

(m)                               “Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as the auditors of the Company from time to time;

(n)                                 “Compensation Options” means up to 547,500 Compensation Options issuable to the Underwriters pursuant to the Underwriting Agreement;

(o)                                 “Counsel” means a barrister and solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Company and acceptable to the Warrant Agent;

(p)                                 “Current Market Price” means, at any date, the weighted average price per share at which the Common Shares have traded:

(i)                                     on the TSX-V;

(ii)                                  if the Common Shares are not listed on the TSX-V, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or

(iii)                               if the Common Shares are not listed on any stock exchange, on any over-the-counter market;

during the five (5) consecutive trading days ending the third trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the exchange or market, as the case may be, during the five (5) consecutive trading days by the number of Common Shares sold, or, if not traded on any recognized market or exchange, as determined by the directors of the Company acting reasonably;

(q)                                 “Depository” means CDS Clearing and Depository Services Inc. or such other Person as is designated in writing by the Company to act as depository in respect of the Warrants;

(r)                                    “director” means a member of the board of directors of the Company for the time being and, unless otherwise specified herein, reference to “action by the directors” means action by the directors of the Company as a board or, whenever duly empowered, action by any committee of the board;

(s)                                  “Early Expiry Notice” has the meaning ascribed to such term in Recital B hereto;

(t)                                    “Effective Date” means the date of this Indenture;

(u)                                 “Exercise Date” with respect to any Warrant means the date on which such Warrant is surrendered for exercise in accordance with the provisions of Article 4 of this Indenture;

(v)                                 “Exchange Number” means, at any time, that number of Common Shares that Warrantholders are entitled to receive on the exchange of each one Warrant held in accordance with the terms and conditions of this Indenture as such number may be adjusted pursuant to Article 4 of this Indenture, and such number, as at the date hereof, is equal to one Common Share per Warrant;

(w)                               “Exercise Price” means $2.80 per Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

(x)                                   “extraordinary resolution” means, subject to Sections 8.12, 8.15 and 8.16, a motion proposed at a meeting of Warrantholders called for that purpose and held in accordance with the provisions of Article 9 and passed by the affirmative votes of Warrantholders who hold in the aggregate not less than 66 2/3% of the aggregate number of Warrants represented at the meeting and voted on such motion;

(y)                                 “Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(z)                                   “Offering” means the issue and sale by the Company of up to 7,300,000 Units of the Company, consisting of one Common Share and one-half of one Warrant (not including the Over-Allotment);

(aa)                            “Over-Allotment” shall have the meaning ascribed to such term in the Underwriting Agreement;

(bb)                          “person” means any individual, body corporate, partnership, trust, trustee, executor, administrator, legal representative or any unincorporated organization, and pronouns have a similar extended meaning;

(cc)                            “Regulation S” means Regulation S under the U.S. Securities Act;

(dd)                          “Rights Offering” has the meaning given to that term in Section 4.1(b);

(ee)                            “Rights Period” has the meaning given to that term in Section 4.1(b);

(ff)                                “SEC” means the U.S. Securities and Exchange Commission;

(gg)                          “Securities Laws” means, collectively, the applicable securities laws of the United States and each of the states of the United States and each of the provinces of Canada, and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities (including the TSX-V) in each of the provinces of Canada;

(hh)                          “Shareholder” means a holder of record of one or more Common Shares;

(ii)                                  “Special Distribution” has the meaning given to that term in Section 4.1(c);

(jj)                                  “Subsidiary” means a corporation, of which voting securities carrying a majority of the votes attached to all outstanding voting securities, directly or indirectly, are owned by the Company, by the Company and one or more subsidiaries thereof, or by one or more of the subsidiaries of the Company, and, as used in this definition, “voting securities” means securities, other than debt securities, carrying the right to elect directors either under all circumstances or under some circumstances that have occurred and are continuing;

(kk)                            “this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article” or “Section” followed by a number or letter mean and refer to the specified Article or section of this Indenture;

(ll)                                  “Time of Expiry” means 5:00 p.m. (Vancouver time) on the date that is the earlier of: (i) two years from the Effective Date; or (ii) the Accelerated Expiry Date;

(mm)                      “trading day” means a day on which the TSX-V (or such other exchange on which the Common Shares are listed and that forms the primary trading market for such shares) is open for business, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

(nn)                          “TSX-V” means the TSX Venture Exchange;

(oo)                          “Uncertificated Warrant” means any Warrant which is not a Certificated Warrant;

(pp)                          “Underwriters” means Haywood Securities Inc., CIBC World Markets Inc., Dundee Securities Company, GMP Securities L.P. and Raymond James Ltd.;

(qq)                          “Underwriting Agreement” means the underwriting agreement dated the date hereof between the Company and the Underwriters.

(rr)                                “United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ss)                            “U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(tt)                                “U.S. Purchaser” means a person in the United States or a U.S. Person who purchased the Subscription Receipts from the Company;

(uu)                          “U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(vv)                          “Warrant Agent” means Computershare Trust Company of Canada, a trust company governed by the laws of Canada and any lawful successors thereto appointed for time to time under this Indenture;

(ww)                      “Warrant Certificates” means the certificates substantially in the form attached to this Indenture as Schedule A, representing the Warrants issued and countersigned hereunder and for the time being outstanding;

(xx)                              “Warrantholders” or “holders” without reference to Common Shares means the warrantholders as and in respect of Warrants registered in the name of the Depository includes owners of Warrants who beneficially hold securities entitlements in respect of the Warrants through a Book Entry Participant or means, at a particular time, the Persons entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

(yy)                          “Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders holding not less than 25% of the Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(zz)                              “Warrants” means the common share purchase warrants of the Company issued under this Indenture, each one entitling the holder thereof to purchase one Common Share upon payment of the Exercise Price at any time prior to the Time of Expiry, subject to adjustment in accordance with Article 4; and

(aaa)                      “written direction of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” means, respectively, a written direction, request, consent and certificate signed in the name of the Company by any officer or director of the Company and may consist of one or more instruments so executed.

1.2                               Number and Gender

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3                               Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4                               Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5                               Time of the Essence

Time shall be of the essence of this Indenture and the Warrant Certificates.

1.6                               Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture and the Warrants are in Canadian dollars and all payments required to be made hereunder and thereunder shall be made in Canadian dollars.

1.7                               Governing Law

This Indenture and the Warrant Certificates shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8                               Meaning of “outstanding” for Certain Purposes

Every Warrant represented by a Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.3 of this Indenture to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.9                               Severability

In the event that any provision of this Indenture shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision of this Indenture, all of which shall remain in full force and effect.

1.10                        Conflicts

In the event of any conflict between the provisions of this Indenture and the Warrant Certificates, the provisions of this Indenture will govern.

1.11                        Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

1.12                        Schedules

The following schedules are attached to, form part of and shall be deemed to be incorporated into this Indenture.

Schedule	Title
A	Form of Warrant Certificate
B	Form of Declaration for Removal of Legend

ARTICLE 2
ISSUE AND FORM OF WARRANTS

2.1                               Issue of Warrants

A total of up to 4,836,250  Warrants entitling the registered holders thereof to acquire an aggregate of 4,836,250  Common Shares are hereby created and authorized to be issued under this Indenture at the Exercise Price and upon the terms and conditions herein set forth.  Warrant Certificates evidencing Warrants shall be executed by an authorized signatory of the Company, and, upon the written direction of the Company, shall be certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company in accordance with such written direction of the Company, all in accordance with Sections 2.3 and 2.4.  Subject to adjustment in accordance with the provisions of Article 4, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Company, at the Exercise Price, the number of Common Shares equal to the Exchange Number in effect at the Exercise Date until the Time of Expiry.

2.2                               Terms and Delivery of Warrants

(a)                                  Terms: Each one Warrant issued under this Indenture shall entitle the holder thereof to subscribe for and purchase one Common Share at the Exercise Price at any time prior to the Time of Expiry, subject to any adjustments required to be made pursuant to Article 4.

(b)                                 Delivery of Warrant Certificates:  Warrant Certificates in definitive form representing the Warrants authorized to be issued in Section 2.1 shall be created and executed by the Company, shall be countersigned by the Warrant Agent and shall be delivered by the Warrant Agent.

(c)                                  Adjustment: The Exercise Price and the number of Common Shares which can be subscribed for and purchased pursuant to the Warrants shall be adjusted in the events and in the manner specified in Article 4.

(d)                                 No Fractional Warrants: No Warrant Certificate representing a fractional Warrant shall be issued or otherwise provided for, and a holder of a Warrant Certificate shall not be entitled to subscribe for or purchase a fractional Common Share or be entitled to any cash or other consideration such holder might otherwise be entitled to based upon the holding of such Warrant Certificate.  If the number of Warrants to which a Warrantholder would otherwise be entitled is not a whole number, then the number of Warrants to be issued to such Warrantholder shall be rounded down to the next whole number and the Warrantholder shall not be entitled to any compensation in respect of such fractional Warrant.

(e)                                  Splits, Combinations: Subject to Section 2.9, the number of Warrants represented by any Warrant Certificate or any Warrant Certificates may be split, combined or exchanged for a Warrant Certificate or Warrant Certificates representing the same number of Warrants in the aggregate.

(f)                                    Issue of Common Shares: Subject to Section 3.4, the Company shall issue Common Shares upon the exercise of Warrants in accordance with the provisions of this Indenture.

2.3                               Form of Warrants, Certificated Warrants

(a)                                  The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by the Warrant Certificates (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” attached hereto, which shall be dated as of the Issue Date, shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.4.

2.4                               Book Entry Warrants

(a)                                  Re-registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Company, from time to time. Except as provided in this Section 2.4 and during the legend period in Section 2.6(a), owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register referred to in Section 2.7 herein while they are held as book entry securities with the Depository. Notwithstanding any terms set out herein, Warrants having any legend set forth in Section 2.6 herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent.

(b)                                 Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of a CDS Global Warrants in whole or in part may be registered, in the name of any Person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)                                     the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Entry Warrants  and the Company is unable to locate a qualified successor;

(ii)                                  the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

(iii)                               the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(iv)                              the Company determines that the Warrants shall no longer be held as Book Entry Warrants through the Depository;

(v)                                 such right is required by Applicable Law, as determined by the Company and the Company’s Counsel;

(vi)                              the Warrant is to be Authenticated to or for the account or benefit of a person in the United States; or

(vii)                           the Company so instructs the Warrant Agent in writing,

following which Warrants for those holders requesting such shall be issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Company shall provide an Officer’s Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.4(b), except in the case of Section 2.4(b)(vii).

(c)                                  Subject to the provisions of this Section 2.4, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.9 mutatis mutandis.  All such Warrants issued in exchange for  CDS Global Warrants or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(d)                                 Every Warrant Authenticated upon registration of transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.4, or otherwise, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(e)                                  Notwithstanding anything to the contrary in this Indenture, subject to Applicable Law, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depositary or the Company.

(f)                                    The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository.

(g)                                 Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)                                     the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)                                  for maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(iii)                               any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry  Participant.

(h)                                 The Company may terminate the application of this Section 2.4 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a Person other than the Depository.

2.5                               Warrant Certificate

(a)                                  Until it has been Authenticated by the Warrant Agent, no Warrant, whether it is a Certificated Warrant or and Uncertificated Warrant, shall be considered issued, valid or obligatory nor entitle its holder to the benefits of this Indenture. Authentication by the Warrant Agent shall be conclusive evidence as against the Company that the Warrants so Authenticated is a valid and binding obligation of the Company, have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof.

(b)                                 For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” attached hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one director or officer of the Company, whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Company as if it had been signed manually. Any Warrant Certificate which has the signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Warrant Agent may determine.

(c)                                  The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment, or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture.  Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture.  The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts.  In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

(d)                                 Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the holder to acquire Common Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(e)                                  No Certificated Warrant shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent substantially in the form of the Warrant set out in Schedule “A” hereto. Such Authentication on any such Certificated Warrant shall be conclusive evidence that such Certificated Warrant is duly Authenticated and is valid and a binding obligation of the

Corporation and that the holder is entitled to the benefits of this Indenture. The Authentication by the Warrant Agent on any such Certificated Warrant hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant or its issuance (except the due Authentication thereof and any other warranties by law) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof.

(f)                                    No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture. Authenticating by way of entry on the register shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Uncertificated Warrants or any of them or the proceeds thereof.

2.6                               Legends

(a)                                  Certificates representing the Warrants shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE  APRIL 17, 2011.

The CDS Global Warrant shall bear the following additional legend:

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Alderon Resource Corp. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), any transfer, pledge or other use herof for value or otherwise by or to any person is wrongful since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

(b)                                 The Warrants have not been and will not be registered under the U.S. Securities Act or under any United States state securities laws.  Each Warrant Certificate originally issued in the United States or for the benefit of a U.S. Person and each Warrant Certificate issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legends or such variations thereof as the Company may prescribe from time to time:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “U. S. SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, EXCHANGED, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF ANY NATIONAL, CITIZEN OR RESIDENT OF THE UNITED STATES, ANY CORPORATION, PARTNERSHIP OR OTHER ENTITY CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, EXCEPT: (A) TO ALDERON RESOURCES CORP. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND

REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Warrants are being sold in accordance with Rule 904 of Regulation S, and if the Company is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing (i) a declaration in the form attached hereto as Schedule “B” (or as the Company may prescribe from time to time) and (ii) if required by the Warrant Agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act;

and provided, further, that, if any Warrants are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivering to the Warrant Agent an opinion of counsel of recognized standing reasonably satisfactory to the Company, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

The Warrant Agent shall be entitled to request any other documents that it may require in accordance with its internal policies for the removal of the legend set forth above.

(c)                                  Notwithstanding any other provisions of this Indenture, in processing and registering transfers of Warrants, no duty or responsibility whatsoever shall rest upon the Warrant Agent to determine the compliance by any transferor or transferee with the terms of the legend on the Warrant Certificate, or with the relevant securities laws or regulations, including, without limitation, Regulation S of the Securities Act, and the Warrant Agent shall be entitled to assume that all transfers are legal and proper.

2.7                               Register of Warrants

(a)                                  The Warrant Agent shall maintain records and accounts at the principal office of the Warrant Agent concerning the Warrants, whether certificated and uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent  may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants.  The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(i)                                     the name and address of the holder of the Warrants, the date of Authentication thereof and the number of Warrants;

(ii)                                  whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(iii)                               whether such Warrant has been cancelled; and

(iv)                              a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Company and or any Warrantholder during the Warrant Agent’s regular business hours on a Business Day and upon payment to the Warrant Agent of its reasonable fees.  Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Company and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(b)                                 Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent, sustained by the Company or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Warrant Agent.

2.8                               Issue in Substitution for Lost Warrant Certificate

(a)                                  Substitution:  In the event that any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to Applicable Legislation shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination date and tenor, and bearing the same legends, if any, as the one mutilated, lost, destroyed or stolen (i) in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or (ii) in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and Warrants evidence by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all Warrants issued or to be issued under this Indenture.

(b)                                 Issue of New Warrant Certificates:  The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, and such applicant may also be required to furnish an indemnity and a surety bond in amount and form satisfactory to the Company and the Warrant Agent in their discretion, acting reasonably, to save each of them harmless, and shall pay the reasonable expenses, charges and any taxes applicable thereto of the Company and the Warrant Agent in connection therewith.

2.9                               Exchange of Warrant Certificates

(a)                                  Exchange:  Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denominations representing in the aggregate the same number of Warrants by the Warrant Certificates being exchanged.  The Company shall sign and the Warrant Agent shall certify all Warrant Certificates necessary to carry out such exchanges.

(b)                                 Places of Exchange:  Warrant Certificates may be exchanged at the principal office of the Warrant Agent in the City of Vancouver, British Columbia or at any other place that is designated by the Company with the approval of the Warrant Agent.  Any Warrant Certificate tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(c)                                  Charges for Exchange:  Except as otherwise herein provided, the Warrant Agent may charge the Warrantholder requesting an exchange a reasonable amount for each new Warrant Certificate issued. Payment for any and all taxes or governmental or other charges required to be paid shall be made by the Warrantholder requesting such exchange, as a condition precedent to such exchange.

2.10                        Transfer of Warrants

(a)                                  Valid Transfer:  The Warrants may only be transferred on the register kept by the Warrant Agent at the principal office referred to in Section 2.6(a), by the holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent only upon (a) in the case of a Warrant Certificate, surrendering to the Warrant Agent at the Warrant Agency the Warrant Certificates representing the Warrants to be transferred together with a duly executed transfer form  as set forth in Schedule A, (b) in the case of Book Entry Warrants, in accordance with procedures prescribed by the Depository under the book entry registration system, (c) in the case of Uncertificated Warrants, surrendering to the Warrant Agent at the principal office referred to in Section 2.7(a) a duly executed transfer form from the holder (or such other instructions, in form satisfactory to the Warrant Agent),  and (d) upon compliance with

A.                                   the conditions herein;

B.                                     such reasonable requirements as the Warrant Agent may prescribe; and

C.                                     all applicable securities legislation and requirements of regulatory authorities;

and such transfer shall be duly noted in such register by the Warrant Agent. Upon compliance with such requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant (or it shall Authenticate and deliver a Certificated Warrant instead, upon request), representing the Warrants transferred and the transferee of a Book Entry Warrant shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

(b)                                 Register of Transfers:  The transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate or the transfer form, as the case may be, representing such Warrant as required by Section 2.10(a) and upon compliance with all other conditions in respect thereof required by this Indenture or by Applicable Legislation, be entitled to be entered on the appropriate register of holders referred to in Section 2.10(a) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(c)                                  Refusal of Registration:  The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in Section 2.10(a), if such transfer would constitute a violation of the securities laws of any jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. No duty shall rest with the Warrant Agent to determine compliance of the transferor or the transferee with applicable securities laws.  Provided that the Warrant Certificate being transferred does not bear a restrictive legend, the Warrant Agent shall be entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

(d)                                 No Notice of Trusts:  Subject to Applicable Legislation, neither the Company nor the Warrant Agent will be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant, and may transfer any Warrant on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e)                                  Inspection:  The registers referred to in Section 2.10(a) will be open at all reasonable times during business hours on each Business Day for inspection by the Company and any Warrantholder.  The Warrant Agent will, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

(f)                                    Transfers of Legended Warrant Certificate:  If a Warrant Certificate or Uncertificated Warrant tendered for transfer bears either of the legends set forth in Sections 2.6(a) or 2.6(b), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and complies with the requirements of Section 2.6(a) or 2.6(b).

(g)                                 Transfers of Warrants:  If the Warrant Certificate tendered for transfer does not bear the legend set forth in Sections 2.6(a), the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate and a completed and executed transfer form in the form included in the Warrant Certificate.  Notwithstanding the foregoing, the Warrant Agent shall not register such transfer if the Warrant Agent has reason to believe that the transferee is a person in the United States or a U.S. Person or is acquiring the Warrants evidenced thereby for the account or benefit of a person in the United States or a U.S. Person.

(h)                                 Reliance by Warrant Agent:  The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Common Shares or other securities issued upon the exercise of any Warrants.  The Warrant Agent shall be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of the Indenture and the related Warrant Certificates in the absence of prima facie evidence to the contrary.  The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is the actual address of such Warrantholder and is also determinative of the residency of such Warrantholder and that the address of any transferee to whom any Warrants or Common Shares or other securities issuable upon the exercise of any Warrants are to be registered, as shown on the transfer document, is the actual address of the transferee and is also determinative of the residency of the transferee.

2.11                        Ownership of Warrants

(a)                                  Owner:  The Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant Certificate as the absolute owner of such Warrants for all purposes, and such holder will for all purposes of this Indenture be and be deemed to be the absolute owner thereof, and the Company and the Warrant Agent and their respective Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)                                 Rights of Registered Holder:  The registered holder of any Warrant will be entitled to the rights evidenced thereby free from all equities and rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Common Shares issuable pursuant thereto will be a good discharge to the Company and the Warrant Agent therefor and neither the Company nor the Warrant Agent will be bound to inquire into the title of any such registered holder.

2.12                        Warrantholder not a Shareholder

Nothing in this Indenture or in the holding of a Warrant evidenced by a Warrant Certificate shall confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder or as any other security holder of the Company including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Company, or the right to receive dividends and other distributions to other security holders of the Company, except as expressly provided in this Indenture and in the Warrant Certificate.

2.13                        Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue or the class of same.

ARTICLE 3
EXERCISE OF WARRANTS

3.1                               Method of Exercise of Warrants

(a)                                  Exercise of Certificated Warrants:  Subject to Section 3.1(b) of this Indenture, the registered holder of any Warrant may exercise the rights thereby conferred on such holder to subscribe for and purchase Common Shares by surrendering prior to the Time of Expiry, to the Warrant Agent at the place specified in Section 3.1(c) or any other place or places that may be designated by the Company with the approval of the Warrant Agent:

(i)                                     the Warrant Certificate, with a properly completed and executed subscription form in substantially the form attached to the Warrant Certificate; and

(ii)                                  a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for pursuant to such Warrant Certificate.

A Warrant Certificate with the duly completed and executed subscription form and payment of the Exercise Price shall be deemed to be surrendered only upon delivery thereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(b)                                 Prohibition on Exercise by U.S. Persons:  The Common Shares to be issued upon the exercise of the Warrants have not been and will not be registered under the U.S. Securities Act or any state securities laws, and Warrants may not be exercised in the United States or by or on behalf of a U.S. Person or any person in the United States other than pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws. Accordingly, neither the Company nor the Warrant Agent shall be obligated to or will accept subscriptions for Common Shares pursuant to the exercise of Warrants unless:

(i)                                     the Warrantholder completes Box A in the subscription form attached to the Warrant Certificate confirming, among other things, that the Warrantholder is not a U.S. Person; or

(ii)                                  the Warrantholder is a U.S. Purchaser and completes Box B in the subscription form attached to the Warrant Certificate; or

(iii)                               the Warrantholder completes Box C in the subscription form attached to the Warrant Certificate and the Company has confirmed to the Warrant Agent in writing that the written opinion of counsel delivered by the Warrantholder thereunder is satisfactory to the Company.

Certificates representing Common Shares issued upon the exercise of Warrants will not be registered or delivered to an address in the United States unless the Warrants are exercised pursuant to Box B or Box C in the subscription form attached to the Warrant Certificate and the requirements in connection therewith have been satisfied.  Any certificate representing Common Shares issued upon the exercise of Warrants pursuant to Box B or Box C in the subscription form attached to the Warrant Certificate shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “U. S. SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, EXCHANGED, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF ANY NATIONAL, CITIZEN OR RESIDENT OF THE UNITED STATES, ANY CORPORATION, PARTNERSHIP OR OTHER ENTITY CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, EXCEPT: (A) TO ALDERON RESOURCES CORP. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE COMPANY AND, IF SO REQUIRED BY COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

provided that, if any Common Shares issuable upon exercise of the Warrants are being sold in accordance with Rule 904 of Regulation S, and if the Company is a “foreign issuer” within the meaning of Regulation S at the time of sale, the legend may be removed by providing (i) a declaration in the form attached hereto as Schedule “B” (or as the Company may prescribe from time to time) and (ii) if required by the Warrant Agent, an opinion of counsel, of recognized standing reasonably satisfactory to the Company, or other evidence reasonably satisfactory to the Company, that the proposed transfer may be effected without registration under the U.S. Securities Act;

and provided, further, that, if any Common Shares issuable upon exercise of the Warrants are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivering to the Warrant Agent an opinion of counsel of recognized standing reasonably satisfactory to the Company, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(c)          Subscription Form Completion:  Any subscription form referred to in Section 3.1(a) shall be signed by the Warrantholder, and shall specify (i) the number of Common Shares which the holder desires to subscribe for and purchase, such number being not more than the number which the holder is entitled to subscribe for and purchase pursuant to the Warrant Certificate surrendered, (ii) the person or persons in whose name or names such Common Shares or Warrants are to be issued, (iii) the address or addresses of such person or persons where the certificates representing such Common Shares are to be sent, and (iv) the number of Common Shares to be issued to each such person if more than one is so specified.  If any of the Common Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the signatures set out in the subscription form shall be guaranteed by a Canadian chartered bank, a Canadian trust company or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company and the Warrant Agent shall not be required to issue or deliver certificates representing Common Shares unless or until such Warrantholder shall have paid to the Warrant Agent the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(d)         Exercise of Uncertificated Warrants:  A beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants  in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice,  as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (“Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system, provided that Warrants may only be exercised electronically in a case where the Book Entry Participant can confirm Clause A of the subscription form.

a.               Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Participant and payment from such beneficial holder should be provided to the Book Entry Participant sufficiently in advance so as to permit the Book Entry Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise  by way of the Confirmation and forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Common Shares to which the exercising Warrantholder is entitled pursuant to the exercise.  Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Participant exercising the Warrants on its behalf.

b.              By causing a Book Entry Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Common Shares in connection with the obligations arising from such exercise.

c.               Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Participant or the Warrantholder.

(c)                                  Places for Exercise:  The Company has designated the Warrant Agent, at its principal office in the City of Vancouver, British Columbia, as the place at which the Warrants may be exercised.  The Company will give notice to the Warrantholders pursuant to Article 11 of the location of any other place appointed by the Company and approved by the Warrant Agent and of the change in the location of any new or existing place where Warrants may be exercised.

(d)                                 Accounting to Company:  The Warrant Agent shall as soon as practicable account to the Company with respect to Warrants exercised. All such monies, and any securities or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent in trust for, the Company.  Within three Business Days of receipt thereof the Warrant Agent shall forward to the Company (or to an account or accounts of the Company with a bank or trust company designated in writing by the Company for that purpose) all monies received through the exercise of Warrants pursuant to this Article 3.  In the event that any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall be entitled to delay the time for release of such funds and the related Common Shares until such uncertified cheque or bank draft has cleared the financial institution upon which the same is drawn. The forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent to the Company will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonable satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

3.2                               Effect of Exercise of Warrants

(a)                                  Effect of Exercise:  Upon compliance by the holder of any Warrants with the provisions of Section 3.1, on due exercise, the number of Common Shares subscribed for and purchased shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date unless the transfer registers of the Company for the Common Shares shall be closed on such date, in which case the Common Shares subscribed for and purchased shall be deemed to have been issued, and such person or persons shall be deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer registers are reopened

(b)                                 Notice to the Company:  Within three (3) Business Days following the due exercise of a Warrant pursuant to Section 3.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, the names and addresses of the person who become holders of Common Shares.

(c)                                  Issue of Share Certificates:  Within five (5) Business Days following the due exercise of a Warrant pursuant to Section 3.1, the Company shall (i) cause the Transfer Agent  to mail to the person or persons in whose name or names the Common Shares so subscribed for and purchased are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription form, or (ii) if specified in such subscription form, cause to be delivered to such person or persons at the office of the Warrant Agent where such Warrant Certificate was surrendered, a certificate or certificates representing the appropriate number of Common Shares to which the Warrantholder is entitled and elected to subscribe for and purchase pursuant to the Warrant Certificate surrendered to the Warrant Agent.

3.3                               Subscription for Less than Entitlement

The holder of any Warrant may subscribe for and purchase a number of Common Shares less than the maximum number that the holder is entitled to subscribe for and purchase pursuant to the surrendered Warrant Certificate.  In such event, the holder shall be entitled to receive a new Warrant Certificate in respect of the balance of the Common Shares that such holder was entitled to subscribe for and purchase and which were not then subscribed for and purchased such Warrant Certificate to contain the same legend as provided for in Section 3.1(b), if applicable.

3.4                              No Fractional Common Shares

Notwithstanding any adjustment provided for in Article 4, the Company shall not be required upon the exercise of a Warrant to issue any fractional of Common Shares or to distribute certificates which evidence fractional Common Shares. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of a Warrant is not a whole number then, the number of Common Shares to be issued shall be rounded down to the next whole number and the holder of such Warrant Certificate shall not be entitled to any compensation in respect of any fractional Common Share.  To the extent that the holder of a Warrant Certificate is entitled to receive on the exercise or partial exercise thereof a fractional Common Share, such right may only be exercised in respect of such fraction in combination with another Warrant Certificate which in the aggregate entitles the Warrantholder to receive a whole number of Common Shares.

3.5                               Expiration of Warrants

After the Time of Expiry, all rights under any Warrant or this Indenture in respect of which the right of subscription and purchase herein and therein provided shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void of no effect.

ARTICLE 4
ADJUSTMENTS

4.1                               Adjustment of Exercise Price and Number of Common Shares Purchasable Upon Exercise

Subject to Section 4.2, the Exchange Number shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(a)                                  Stock Dividend; Distribution of Common Shares; Subdivision, Consolidation:  If at any time prior to the Time of Expiry, the Company shall:

(i)                                     fix a record date for the issue of, or issue, Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution; or

(ii)                                  subdivide, redivide or change the outstanding Common Shares into a greater number of shares; or

(iii)                               consolidate, reduce or combine the outstanding Common Shares into a lesser number of shares,

(any of such events in Sections 4.1(a)(i), 4.1(a)(ii) or 4.1(a)(iii) above being called a “Common Share Reorganization”), the Exchange Number shall be adjusted, on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization, to the amount determined by multiplying the Exchange Number in effect immediately prior to such record date or effective date, as the case may be, by a fraction:

(i)                                     the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, after giving effect to such Common Share Reorganization; and

(ii)                                  the denominator of which shall be the number of Common Shares which will be outstanding immediately before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Number until further adjusted as provided in this Article 4.

(b)                                 Issue of Rights, Options or Warrants:  If at any time prior to the Time of Expiry Date, the Company shall fix a record date for the distribution to the all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them for a period expiring not more than 45 days after the such record date (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable for or convertible into Common Shares, at an exchange or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Number shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Number in effect on such record date by a fraction:

(i)                                     the numerator of which shall be the total number of Common Shares outstanding on the record date for the Rights Offering, plus the total number of additional Common Shares so offered for subscription or purchase (or into or which the convertible or exchangeable securities so offered are convertible or exchangeable); and

(ii)                                  the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date plus the number of Common Shares equal to the number arrived at by dividing the aggregate subscription or purchase price of the total number of additional Common Shares so offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price on such record date.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Number until further adjusted as provided in this Article 4.  Any Common Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation.  To the extent that any such rights, options or warrants are not so issued or any such rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number will then be readjusted to the Exchange Number which would then be in effect if such record date had not been fixed or to the  Exchange Number which would then be in effect based upon the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(c)                                  Special Distributions:  If at any time prior to the Time of Expiry, the Company shall fix a record date for the payment, issue or distribution to all or substantially all of the holders of its outstanding Common Shares of:

(i)            shares of the Company of any class other than Common Shares;

(ii)                                  rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares;

(iii)                               evidences of indebtedness; or

(iv)                              cash (including any cash dividend), securities or any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date to the amount determined by multiplying the Exchange Number in effect on the record date for the Special Distribution by a fraction:

(i)                                     the numerator of which shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on the earlier of such record date, and

(ii)                                  the denominator of which shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date less the aggregate fair market value (as determined by the directors, acting reasonably and in good faith, at the time such distribution is authorized) to the holders of the Common Shares of the shares, rights, options or warrants or evidences of indebtedness or cash, securities or other property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Number in effect immediately before such record date.  The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Number until further adjusted as provided in this Article 4.  Any shares owned by or held for the account of the Company or its Subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation.

(d)                                 Reclassification of Common Shares; Consolidation; Amalgamation; Merger:  If at any time prior to the Time of Expiry there shall occur:

(i)                                     a reclassification or redesignation of the Common Shares, a change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;

(ii)                                  an arrangement, amalgamation, merger or other form of business combination of the Company with or into another body corporate which results in a reclassification or redesignation of the Common Shares or a change or exchange of the Common Shares into other shares or securities; or

(iii)                               the transfer, sale or conveyance of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or entity,

(any of such events being called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Warrantholder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of the Warrants, in lieu of the number of Common Shares to which the Warrantholder was theretofore entitled upon the exercise of the Warrants, aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Warrantholder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Warrantholder had been the registered holder of the number of Common Shares which the Warrantholder was theretofore entitled to purchase or receive upon the exercise of the Warrants.  If necessary, as a result of any such Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Indenture with respect to the rights and interests thereafter of the Warrantholder to the end that the provisions shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of any Warrant.  Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(e)                                  Adjustment of Exercise Price:  If at any time after the Effective Date but prior to the Time of Expiry any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of Sections 4.1(a), 4.1(b) or 4.1(c), then the Exercise Price shall be simultaneously adjusted or readjusted, as the case may be, and shall be equal to the product obtained by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the Exchange Number in effect immediately prior to such event and the denominator of which shall be the Exchange Number resulting from such adjustment.

4.2                               Rules Regarding Calculation of Adjustment of Exchange Number

For the purposes of Section 4.1:

(a)                                  Successive Adjustments:  The adjustments provided for in Section 4.1 shall be cumulative and made successively whenever an event referred to therein shall occur, subject to the following subsections of this Section 4.2.

(b)                                Minimum Adjustments:  No adjustment in the Exchange Number shall be required unless such adjustment would result in a change of at least 0.01 of a Common Share based on the prevailing Exchange Number, provided, however, that any adjustments which, except for the provisions of this Section 4.2(b), would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(c)                                  Mutatis Mutandis Adjustment:  No adjustment in the Exchange Number shall be made in respect of any event described in Section 4.1 if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date, as the case may be, of such event, any such participation being subject to regulatory approval.

(d)                                 No Adjustment for Certain Events:  No adjustment in the Exchange Number shall be made pursuant to Section 4.1 in respect of the issue from time to time of Common Shares pursuant to this Indenture or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Company and/or any Subsidiary and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Common Share Reorganization, a Rights Offering or any other event described in Section 4.1.

(e)                                  Other Actions:  If at any time prior to the Time of Expiry the Company shall take any action affecting the Common Shares, other than an action described in Section 4.1, which in the opinion of the directors, acting reasonably and in good faith, would materially effect the rights of Warrantholders, the Exchange Number shall be adjusted in such manner and at such time by action by the directors, in their sole discretion, but subject to the prior written consent of the principal stock exchange upon which the Common Shares are then listed, as may be equitable in the circumstances.  Failure of the taking of action by the directors so as to provide for an adjustment prior to the effective date of any action by the Company affecting the Common Shares shall be deemed to be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(f)                                    Abandonment of Event:  If the Company shall set a record date to determine the holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such Shareholders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exchange Number shall be required by reason of the setting of such record date.

(g)                                 Deemed Record Date:  In the absence of a resolution of the directors fixing a record date for a Rights Offering or a Special Distribution, the Company shall be deemed to have fixed as the record date therefore the earlier of the date on which holders of record of Common Shares are determined for the purpose of participating in the Rights Offering or Special Distribution and the date on which the Rights Offering or Special Distribution becomes effective.

(h)                                 Disputes:  If a dispute shall at any time arise with respect to adjustments provided for in Section 4.1, such dispute, absent manifest error, shall be conclusively determined by the Company’s Auditors or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and acceptable to the Warrant Agent and any such determination, absent manifest error, shall be conclusive evidence of the correctness of any adjustment made under Section 4.1 and shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(i)                                     Corporate Affairs:  As a condition precedent to the taking of any action which would require any adjustment in any of the subscription rights pursuant to the Warrants, including the Exchange Number, the Company shall take any corporate action which may, in the opinion of Counsel, be necessary in order that the Company may validly and legally issue as fully paid and non-assessable all the shares or other securities which all holders of Warrants are entitled to receive in accordance with the provisions thereof.

(j)                                     Reliance by Warrant Agent:  The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company of the Company’s Auditors.

(k)                                  Application of Adjustments:  Sections 4.1 and 4.2 shall apply to all Warrants issuable under this Indenture, whether or not such Warrants have been issued.

4.3                               Postponement of Subscription

In any case where the application of Section 4.1 shall require that an adjustment shall be effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event:

(a)                                  issuing to the holder of any Warrant, to the extent that Warrants are exercised after such record date and before the occurrence of such event, the additional Common Shares or other securities issuable upon such exercise by reason of the adjustment required by such event; and

(b)                                 delivering to such holder any distribution declared with respect to such additional Common Shares or other securities after such exercise date and before such event;

provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing the right of such holder upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price or the number of Common Shares purchasable on the exercise of any Warrant and to such distributions declared with respect to any additional Common Shares issuable on the exercise of any Warrant.

4.4                               Notice of Adjustment

(a)                                  Notice of Effective or Record Date:  At least 14 days prior to the effective date or record date, as the case may be, of any event that requires or might require adjustment pursuant to Section 4.1, the Company shall:

(i)                                     file with the Warrant Agent a certificate of the Company specifying the particulars of such event to the extent then known (including the record date or effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(ii)                                  give notice to the Warrantholders of the particulars of such event to the extent then known (including the record date or effective date for such event) and if determinable, the required adjustment.

(b)                                 Adjustment Not Determinable:  In case any adjustment for which a notice pursuant to Section 4.4(a) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(i)                                     file with the Warrant Agent a computation of such adjustment; and

(ii)                                  give notice to the Warrantholders of the adjustment.

(c)                                  The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

(d)                                 Duty of Warrant Agent:  The Warrant Agent shall not:

(i)                                     at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment in the Exercise Price or Exchange Number, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making such adjustment;

(ii)                                  be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property that may at any time be issued or delivered upon the exercise of the Warrants; and

(iii)                               be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Warrants for the purpose of exercise, or to comply with any of the covenants contained in this Section 4.4; or

(iv)                              incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any representations, warranties or covenants of the Company.

ARTICLE 5
PURCHASES BY THE COMPANY

5.1                               Optional Purchases by the Company

Subject to Applicable Legislation, the Company may from time to time purchase Warrants in the open market, by private agreement or otherwise.  Any such purchase may be made in such manner, from such persons, at such prices and on such terms as the Company in its sole discretion may determine. In the case of Certificated Warrants, Warrant Certificates representing the Warrants purchased pursuant to this Section 5.1 shall forthwith be delivered to and cancelled by the Warrant Agent. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.1 shall be reflected accordingly in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

5.2                               Surrender of Warrant Certificates

Warrant Certificates representing Warrants purchased pursuant to Section 5.1 hereof shall be surrendered to the Warrant Agent for cancellation and shall be accompanied by a direction of the Company to cancel the Warrants represented thereby. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 5.2, shall be reflected accordingly in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in replacement thereof.

ARTICLE 6
COVENANTS OF THE COMPANY

6.1                               General Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that so long as any Warrants remain outstanding:

(a)                                  the Company will at all times use reasonable commercial efforts to maintain its corporate existence, will carry on and conduct its business in a prudent manner and in accordance with good industry standards and good business practice and will keep or cause to be kept proper books of account in accordance with Applicable Legislation;

(b)                                 the Company will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms of this Indenture;

(c)                                  all Common Shares that are issued upon exercise of the rights provided for in this Indenture, upon payment of the Exercise Price, shall be issued as fully paid and non-assessable;

(d)                                 the Company will reserve and keep available a sufficient number of Common Shares for the purpose of enabling the Company to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(e)                                  if the Company is a party to any transaction in which the Company is not the continuing corporation, the Company shall use commercially reasonable efforts to obtain all consents which may be necessary or appropriate under Applicable Legislation to enable the continuing company to give effect to the Warrants; and

(f)                                    the Company will use commercially reasonable efforts to well and truly perform and carry out all of the acts or things to be done by the Company as provided in this Indenture.

(g)                                 the Company confirms that as at the date of execution of this agreement it does not have a class of  securities registered pursuant to Section 12 of the US Securities Exchange Act or have  a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act.

The Company covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the US Securities Exchange Act or the Company shall incur a reporting obligation pursuant to Section 15(d) of the US Securities Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Company in accordance with the US Securities Exchange Act, the Company shall promptly deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent) notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

6.2                               Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay (and shall be responsible for the payments thereof) to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of its duties as set out in this Indenture (including the reasonable compensation and the disbursements of its Counsel and all other advisors and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent’s gross negligence, fraud or wilful misconduct.

6.3                               Notice of Issue

The Company will give written notice of the issue of Common Shares pursuant to the exercise of any Warrants, in such detail as may be required, to each securities commission or similar regulatory authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of Common Shares and the subsequent disposition of the Common Shares so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

6.4                               Performance of Covenants by Warrant Agent

If the Company shall fail to perform any of its respective covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance or non-performance by it.  All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.2.  No such performance, expenditure or advance by the Warrant Agent shall relieve the Company of any default hereunder or of its continuing obligations under the covenants contained in this Indenture.

ARTICLE 7
ENFORCEMENT

7.1                               Suits by Warrantholders

All or any of the rights conferred upon any Warrantholder by any of the terms of the Warrant Certificates or of this Indenture, or both, may be enforced by the Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions contained in this Indenture for the benefit of the Warrantholders.  The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests of the Warrantholders.

7.2                               Suits by the Company

The Company shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.

7.3                               Immunity of Shareholders, etc.

The Warrant Agent and the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, trustee, employee or agent of the Company or any successor Company on any covenant, agreement, representation or warranty by the Company herein.

7.4                               Waiver of Default

Upon the happening of any default hereunder:

(a)                                  the holders of not less than 51% of the Warrants then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)                                 the Warrant Agent shall have the power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable if, in the Warrant Agent’s reasonable opinion, which may be based on the advice of Counsel, the same shall have been cured or adequate provision made therefor, provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE 8
MEETINGS OF WARRANTHOLDERS

8.1                               Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request and upon being indemnified and provided with security funding to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, call and hold a meeting of the Warrantholders. In the event of the Warrant Agent failing to so call and hold a meeting within fifteen (15) days after receipt of such written request of the Company or such Warrantholders’ Request and indemnity and security given as aforesaid, the Company or such Warrantholders, as the case may be, may call and hold such meeting.  Every such meeting shall be held in the City of Vancouver, British Columbia or at such other place as may be approved or determined by the Warrant Agent.

8.2                               Notice

At least twenty-one (21) days prior notice of any meeting of Warrantholders shall be given to the Warrantholders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Company (unless the meeting has been called by the Company). Such notice shall state the time and place that the meeting is to be held, shall state briefly the general nature of the business to be transacted at the meeting and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3                               Chairman

An individual (who need not be a Warrantholder) designated in writing by the Warrant Agent shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 30 minutes from the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall choose some individual present to be chairman.  The chairman of the meeting need not be a Warrantholder.

8.4                               Quorum

Subject to the provisions of Section 8.11, at any meeting of the Warrantholders a quorum shall consist of Warrantholders present in person or represented by proxy holding at least 10% of the aggregate number of the then outstanding Warrants, provided that at least two persons entitled to vote thereat are personally present.  If a quorum of the Warrantholders is not present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same.  At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 10% of the then outstanding Warrants. No business shall be transacted at any meeting unless a quorum is present at the commencement of business.

8.5                               Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6                               Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided.  At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7                               Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Warrantholders acting in person or represented by proxy, a poll shall be taken in such manner as the chairman shall direct.  Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Warrant then held or represented by it.  A proxy need not be a Warrantholder.  The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

8.8                               Regulations

Subject to the provisions of this Indenture, the Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall consider necessary and appropriate:

(a)                                  for the setting of a record date for a meeting for the purpose of determining the Warrantholders entitled to receive notice of and to vote at the meeting;

(b)                                for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(c)                                  for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or telecopied before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(d)                                 for the form of the instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(e)                                  generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted.  Save as the regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Warrantholders or their counsel, or proxies of Warrantholders.

8.9                               Company and Warrant Agent May be Represented

The Company and the Warrant Agent, by their respective employees, directors and officers, counsel for the Company and the counsel for the Warrant Agent may attend any meeting of the Warrantholders, but shall not be entitled to vote thereat, whether in respect of any Warrants held by them or otherwise.

8.10                        Powers Exercisable by Extraordinary resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Warrantholders at a meeting shall, subject to the provisions of Section 8.11, have the power, exercisable from time to time, by extraordinary resolution:

(a)                                  to agree with the Company to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent (in the case of the rights of the Warrant Agent, subject to the prior consent of the Warrant Agent) or on behalf of the Warrantholders against the Company whether such rights arise under this Indenture or otherwise;

(b)                                 to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)                                  to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Company contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right:

(d)                                 to waive, and to direct the Warrant Agent to waive, any default on the part of the Company in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)                                  to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company in this Agreement or to enforce any of the rights of the Warrantholders;

(f)                                    to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)                                 to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument that may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental agreement embodying the change or omission;

(h)                                 with the consent of the Company, not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent to take the place of the warrant agent so removed; and

(i)                                     to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

8.11                        Meaning of Extraordinary Resolution

(a)                                  Extraordinary Resolution:  The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or represented by proxy Warrantholders holding not less than 20% of the then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(b)                                 Meeting Held to Consider Extraordinary Resolution:  If, at the meeting at which an extraordinary resolution is to be considered, Warrantholders holding at least 20% of the then outstanding Warrants are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than ten (10) or more than 60 Business Days later, and to such place and time as may be appointed by the chairman.  Not less than three (3) Business Days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in 11.2.  Such notice shall state that at the adjourned meeting the Warrantholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders holding at least 20% of the aggregate number of the then outstanding Warrants are not present in person or by represented proxy at such adjourned meeting.

(c)                                  Poll to be Taken:  Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

8.12                        Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13                        Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided from time to time for that purpose by the Warrant Agent at the expense of the Company and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14                        Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 8 may also be taken and exercised by Warrantholders holding at least 66 2/3% of the aggregate number of the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

8.15                        Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with Section 8.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant

Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16                        Holdings by Company Disregarded

In determining whether Warrantholders holding the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or affiliate of the Company shall be disregarded and shall not be entitled to vote on any matter considered at such a meeting of Warrantholders.

ARTICLE 9
SUPPLEMENTAL INDENTURES

9.1                               Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (when authorized by action by the directors) and the Warrant Agent may, subject to the provisions of this Indenture and shall, when so directed by the provisions of this Indenture, execute and deliver, by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part if this Indenture, for any one or more or all of the following purposes:

(a)                                  providing for the issuance of additional Warrants hereunder and any consequential amendments to this Indenture as may be required by the Warrant Agent, relying on the advice of Counsel;

(b)                                 setting forth adjustments pursuant to the provisions of Article 4 of this Indenture;

(c)                                  adding to the provisions of this Indenture such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(d)                                 giving effect to any resolution or extraordinary resolution passed as provided in Article 8;

(e)                                  making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising this Indenture, provided that such provisions are not, in the opinion of the Warrant Agent relying, on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(f)                                    adding to or altering the provisions of this Indenture in respect of the transfer of Warrants, making provision for the exchange of Warrants, and making any modification in the form of the Warrant Certificates that does not affect the substance thereof;

(g)                                amending any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, based on the advice of Counsel, the modification or relief in no way prejudices any of the rights of the Warrantholders or of the Warrant Agent and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture, which in its opinion based on the advice of Counsel may not afford adequate protection to the Warrant Agent when the same shall become operative; or

(h)                                 for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrant Agent and of the Warrantholders are in no way prejudiced thereby.

9.2                               Successor Company

In the case of a consolidation, amalgamation, arrangement, merger, separation or transfer of the undertaking or assets of the Company as an entirety, or substantially as an entirety to another Company (“successor company”), the successor company resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer (if not the Company) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company. Without limitation, the continuing entity resulting from such consolidation, amalgamation, arrangement, merger, separation or transfer shall be deemed to be a successor company for purposes of this Indenture.

ARTICLE 10
CONCERNING THE WARRANT AGENT

10.1                        Trust Indenture Legislation

(a)                                  Mandatory Requirements:  If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(b)                                 Applicable Legislation:  The Company and the Warrant Agent agree that each of them will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with, and be entitled to the benefits of, Applicable Legislation.

10.2                        Rights and Duties of Warrant Agent

(a)                                  The Warrant Agent shall have no duties except those that are expressly set forth this Indenture, and it shall not be bound by any notice of a claim or demand with respect to, or any waiver, modification, amendment, termination or rescission of this Indenture, unless received by it in writing, and signed by the parties hereto and if its duties herein are affected, unless it shall have given its prior written consent thereto.

(b)                                 The Warrant Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable instructions in writing that comply with the terms of this Indenture. Such documentation must not require the exercise of any discretion or independent judgment.

(c)                                  In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligent action, wilful misconduct, bad faith or fraud under this Indenture.

(d)                                 The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.  None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

(e)                                  The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(f)                                    Every provision of this Agreement that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, this Section 10.2 and Section 10.3.

(g)                                 The Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection therewith, except arising out of its own negligence, wilful misconduct or fraud.

(h)                                 In the event of any disagreement arising regarding the terms of this Indenture, the Warrant Agent shall be entitled, at its option, to refuse to comply with any or all demands whatsoever until the dispute is settled, either by agreement amongst the various parties or by a court of competent jurisdiction.

(i)                                     The Warrant Agent shall not be bound to do or give any notice or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding which the Warrant Agent is requested to take, nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and, in the absence of any such notice, the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements, or conditions contained in this Indenture.

(j)                                     The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants contained in this Agreement or of any acts of any directors, officers, employees, Agent or servants of the Company.

10.3                        Evidence, Experts and Advisers

(a)                                  In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(b)                                 In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with Applicable Legislation and that the Warrant Agent complies with Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)                                  Whenever it is provided in this Indenture or under Applicable Legislation that the Company shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the truth and accuracy thereof be conditions precedent to the right of the Company to have the Warrant Agent take the action to be based thereon.

(d)                                 The Warrant Agent may employ or retain such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent.

(e)                                  Whenever Applicable Legislation requires that evidence referred to in Section 10.3(a) be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Company required by any provision of this Indenture.  Any such statutory declaration may be made by one or more officer or director of the Company.

(f)                                    Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by the certificate of a notary, solicitor or commissioner for oaths, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

10.4                        Actions by Warrant Agent to Protect Interest

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interest and the interests of the Warrantholders.

10.5                        Warrant Agent not Required to give Security

The Warrant Agent shall not be required to give any bond or security in respect of the performance of its duties under this Indenture and the exercise of its powers as provided for in this Indenture or otherwise.

10.6                        Protection of Warrant Agent

(a)                                  Protection:  By way of supplement to the provisions of any Applicable Legislation relating to warrant agents, it is expressly declared and agreed as follows:

(i)                                     the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Warrant Certificates (except the representation contained in Section 10.8 or in the certificate of the Warrant Agent on the Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company;

(ii)                                  the Warrant Agent shall not be bound to give notice to any person or persons of the execution of this Indenture;

(iii)                               the Warrant Agent shall be protected in acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it under this Indenture, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be; and

(iv)                              nothing contained in this Indenture shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental to this Indenture.

(b)                                Indemnity:  Without limiting any protection or indemnity of the Warrant Agent under any other provisions of this Indenture, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its employees, directors, officers, Agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind or nature, which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties hereunder except to the extent that such losses, damages, penalties, claims, actions, suits costs, expenses and disbursements, are attributable to the gross negligence, fraud or wilful misconduct of the Warrant Agent.  This provision shall survive any removal or resignation of the Warrant Agent, discharge of this Indenture and termination of any duties and obligations under this Indenture.  The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit which, in the opinion of its Counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.  No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, fraud or wilful misconduct.

10.7                        Replacement of Warrant Agent, Successor by Merger

(a)                                  Resignation:  The Warrant Agent may resign its duties and be discharged from all further duties and liabilities under this Agreement, subject to this Section 10.7, by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders, by extraordinary resolution, shall have power at any time to remove the person then appointed as “Warrant Agent” hereunder (the “Existing Agent” or once removed or resigned, the “Predecessor Agent”) and to appoint a new person in its stead (the “Successor Agent”).  In the event of the Existing Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a Successor Agent unless a Successor Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the Existing Agent or any Warrantholder may apply to a justice of the Supreme Court of British Columbia (the “Court”) on such notice as such justice may direct, for the appointment of a Successor Agent; but any Successor Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any Successor Agent appointed under any provision of this Section 10.7 shall be a company authorized to carry on the business of a trust company in the Province of British Columbia and, if required by the Applicable Legislation for any other provinces, in such other provinces.  On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent  shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding  remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(b)                                 Notice of Successor:  Upon the appointment of a Successor Agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in Section 11.2.

(c)                                  No Further Act for Merger:  Any company into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any company resulting therefrom to which the Warrant Agent is a party, or any company succeeding to the trust or transfer agency business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties to this Indenture, provided that such company would be eligible for appointment as a Successor Agent under Section 10.7(a).

(d)                                 Certification:  Any Warrant Certificates certified but not delivered by a Predecessor Agent may be delivered by the Successor Agent in the name of the Predecessor Agent or Successor Agent.

10.8                        Conflict of Interest

(a)                                  Representation:  The Warrant Agent represents to the Company that at the time of the execution and delivery of this Indenture no material conflict of interest exists in the Warrant Agent’s role as a warrant agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its duties under this Indenture to a Successor Agent approved by the Company and meeting the requirements set forth in Section 10.7(a). Notwithstanding the foregoing provisions of this Section 10.8(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)                                 Dealing in Securities:  Subject to Section 10.7(a), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary of the Company without being liable to account for any profit made thereby.

10.9                        Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in this Indenture and to hold all rights, interests and benefits contained in this Indenture on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

10.10                 Documents, Moneys, etc. Held by Warrant Agent

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent subject to the trusts hereof may be placed in the deposit vaults of the Warrant Agent or of any bank listed in Schedule I of the Bank Act (Canada), as amended, or deposited for safekeeping with any such bank. Unless herein otherwise expressly provided, any moneys so held pending the application or withdrawal thereof under any provisions of this Indenture, may be deposited in the name of the Warrant Agent in any such bank at the rate of interest, if any, then current on similar deposits or, with the consent of the Company, may be deposited in the deposit department of the Warrant Agent or any other loan or trust company or chartered bank authorized to accept deposits under the laws of Canada or a province thereof. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Company.

10.11                 Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, receiver and manager or liquidator of all or any part of the assets or undertaking of the Company.

10.12                 Books and Records

The Warrant Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Warrant Agent hereunder and the receipt, investment, re-investment and disbursement of the property hereunder and shall provide to the Company records and statements thereof periodically upon written request.

10.13                 Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided: (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective

10.14                 Third Party Interest

Each party to this Agreement hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

ARTICLE 11
GENERAL

11.1                        Notice to the Company and the Warrant Agent

(a)                                  Notice:  Unless herein otherwise expressly provided, any notice to be given under this Indenture to the Company or the Warrant Agent shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or facsimile:

If to the Company:	Alderon Resource Corp.
Suite 1240 – 1140 West Pender Street
Vancouver, B.C. V6E 4G1

	Attention:	Mark Morabito, President and Chief Executive Officer
	Fax No.:	(604) 681-8039

with a copy to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

	Attention:	John Vettese
	Fax No.:	(416) 350-6933

If to the Warrant Agent:	Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: General Manager, Corporate Trust
Facsimile: (604) 661-9403

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if sent by facsimile, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)                                 Change of Address:  The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(c)                                  Postal Disruption:  If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company under this Indenture could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if delivered to such party at the appropriate address provided in Section 11.1(a), by facsimile or other means of prepaid, transmitted, recorded communication, such notice to be deemed to have been received on the date of delivery or transmission.

11.2                        Notice to Warrantholders

(a)                                  Any notice to be given to Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holders or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Warrant Agent. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the third Business Day following the date of the postmark if delivered by mail.

(b)                                 If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business Section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circular of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Vancouver, British Columbia; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Warrantholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required).

(c)                                  Accidental error or omissions in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

11.3                        Calculation of Notice Period

In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date of giving notice shall be included and the date of the meeting or other event shall be excluded.

11.4                        Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

11.5                        Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or by way of a transfer form (or such other instructions, in a form satisfactory to the Warrant Agent), in the case of Uncertificated Warrants, or by way of standard processing in the case of a CDS Global Warrant, this Indenture, except to the extent that Common Shares and certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

11.6                        Provisions of Indenture for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders of the Warrants, as the case may be, any legal or equitable right, remedy or claim under this Indenture or the Warrant Certificates, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties to this Indenture and the Warrantholders.

11.7                        Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

11.8                        Assignment

This Warrant Indenture and the benefits and burdens hereunder shall not be assignable by the Company or the Warrant Agent without the prior written consent of the other party, which consent shall not be unreasonably withheld.  Subject to the foregoing, this Warrant Indenture shall enure to the benefit of and be binding upon the Company and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

11.9                        Force Majeure

Except for the payment obligations of the Company contained herein, neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures).  Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

11.10                 Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Each of the parties to this Indenture will be entitled to rely on delivery of a facsimile copy of this Indenture and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have executed this Indenture as of the day and year first above written.

ALDERON RESOURCES CORP.

“Mark Morabito”
Name: Mark Morabito
Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

“Shelley Bloomberg”
Name: Shelley Bloomberg
Title: Manager, Corporate Trust

“Mohanie Shivprasad”
Name: Mohanie Shivprasad
Title: Associate Trust Officer

SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 17, 2011.

[The CDS Global Warrant shall bear the following legend.]

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Alderon Resource Corp. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), any transfer, pledge or other use hereof for value or otherwise by or to any person is wrongful since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

[Certificates representing Warrants sold in the United States or to or for the account or benefit of persons in the United States or a U.S. Person must bear the following legend.]

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE “U. S. SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, EXCHANGED, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED DIRECTLY OR INDIRECTLY WITHIN THE UNITED STATES OR TO OR FOR THE BENEFIT OF ANY NATIONAL, CITIZEN OR RESIDENT OF THE UNITED STATES, ANY CORPORATION, PARTNERSHIP OR OTHER ENTITY CREATED OR ORGANIZED IN OR UNDER THE LAWS OF THE UNITED STATES, EXCEPT: (A) TO ALDERON RESOURCES CORP. (THE “COMPANY”), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (VANCOUVER TIME) ON DECEMBER 16, 2012, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

Warrant Certificate No.• CUSIP No. •	Representing • Warrants to acquire Common Shares

COMMON SHARE PURCHASE WARRANT
OF ALDERON RESOURCE CORP.

THIS CERTIFIES THAT, for value received, • (the “holder”) is entitled to subscribe for and to purchase subject to adjustment in certain events as set forth in the Warrant Indenture (as hereinafter defined), AT ANY TIME PRIOR TO 5:00 P.M., VANCOUVER TIME, ON December 16, 2012 (the “Expiry Date”) for each Warrant represented hereby one fully paid and non-assessable common share (“Common Share”) of ALDERON RESOURCE CORP. (the “Company”) as constituted on the date hereof, on the basis of one Common Share for each one Warrant, at an exercise price of C$2.80 (per Common Share (the “Exercise Price”), by surrendering this Warrant Certificate to the Warrant Agent specified below with a subscription form properly completed and executed, and a certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of Alderon Resource Corp. (the “Company”), for the total purchase price of the Common Shares so subscribed for and purchased.

The holder of this Warrant Certificate may subscribe for and purchase less than the number of Common Shares entitled to be subscribed for and purchased on surrender of this Warrant Certificate.  If the subscription does not exhaust the Warrants represented by this Warrant Certificate, a Warrant Certificate representing the balance of the Warrants will be issued to the holder.  No Warrant Certificate representing fractional Warrants will be issued and the holder hereof understands and agrees that such holder will not be entitled to any cash payment or other form of compensation in respect of a fractional Warrant.  By acceptance hereof, the holder expressly waives any right to receive fractional Common Shares upon exercise hereof in full or in part and further waives the right to receive any cash or consideration in lieu thereof. If the number of Common Shares to which a Warrantholder would otherwise be entitled upon the exercise of this Warrant Certificate is not a whole number, then the number of Common Shares to be issued will be rounded down to the next whole number.

Computershare Trust Company of Canada (the “Warrant Agent”) at its principal office in the City of Vancouver, British Columbia, has been appointed the warrant agent to receive subscriptions for Common Shares and payment of the Exercise Price from holders of Warrant Certificates.  This Warrant Certificate, the subscription form, and a certified cheque, bank draft or money order shall be deemed to be surrendered to the Warrant Agent only upon personal delivery thereof or, if sent by mail or other means of transmission, upon receipt thereof by the Warrant Agent at the office specified above.  The Company may also provide for other places at which this Warrant Certificate may be surrendered for exchange or exercise. If mail is used for delivery of a Warrant Certificate, for the protection of the holder, registered mail should be used and sufficient time should be allowed to avoid the risk of late delivery.

Upon due exercise of the Warrants represented by this certificate and payment of the total Exercise Price, certificates representing Common Shares subscribed for and purchased will be mailed to the persons specified in the subscription form at the respective addresses specified therein or, if so specified in the subscription form, delivered to such persons at the office of the Warrant Agent where the applicable Warrant Certificate was surrendered, as soon as reasonably practicable but in any event within three Business Days after the due surrender of such Warrant Certificate and payment as aforesaid, including any applicable taxes.

The Warrants represented hereby and the Common Shares to be issued on exercise thereof have not been and will not be registered under the United States Securities Act or 1933, as amended (the “U.S. Securities Act”) and applicable state securities laws and the Company has no current intention to effect such registration.  Warrants may only be exercised within the United States or by or on behalf of a U.S. Person (as defined in Regulation S of the U.S. Securities Act), or a person within the United States and the Common Shares issued upon exercise of Warrants may be delivered to an address in the United States only if the Warrants and the Common Shares are registered under the U.S. Securities Act and applicable state securities laws or such exercise is made in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, such exemption to be evidenced by such certificates and other evidence reasonably satisfactory to the Company and the Company shall

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be entitled to rely upon such confirmation. All Common Shares issued in accordance with the foregoing shall bear the appropriate United States legends as determined by legal counsel of the Company.

This Warrant Certificate may, upon compliance with the reasonable requirements and charges of the Warrant Agent, be divided by delivering the Warrant Certificate to the Warrant Agent.

The Warrants represented by this Warrant Certificate may only be transferred, upon compliance with the conditions prescribed in the Warrant Indenture, on the register of transfers to be kept at the principal office of the Warrant Agent in Vancouver, British Columbia, by the holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Warrant Agent and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be duly recorded on such register of transfers by the Warrant Agent.  Notwithstanding the foregoing, the Company will be entitled, and may direct the Warrant Agent, to refuse to record any transfer of any Warrant on such register if such transfer would constitute a violation of the securities laws of any jurisdiction.

This Warrant Certificate represents Warrants of the Company issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of December 16, 2010 between the Company and the Warrant Agent, to which reference is hereby made for particulars of the rights of the holders of the Warrant Certificates, the Company and the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants represented hereby are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth in full, to all of which the holder of this Warrant Certificate by acceptance hereof assents, it being expressly understood that the provisions of the Warrant Indenture and this Warrant Certificate are for the sole benefit of the Company, the Warrant Agent and the Warrantholders.  Words and terms in this Warrant Certificate with the initial letter or letters capitalized and not defined herein shall have the meanings ascribed to such capitalized words and terms in the Warrant Indenture.  In the event of inconsistency between the Warrant Indenture and this Warrant Certificate the Warrant Indenture shall prevail. A copy of the Warrant Indenture will be available for inspection at the principal office of the Warrant Agent in Vancouver, British Columbia.

Nothing contained in this Warrant Certificate, the Warrant Indenture or otherwise shall be construed as conferring upon the holder hereof any right or interest whatsoever as a holder of Common Shares or other shareholder of the Company or any other right or interest except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustments to the exercise price of the Warrants and to the number and kind of securities purchasable upon exercise of the Warrants upon the happening of certain stated events including the subdivision or consolidation of the Common Shares, certain distributions of Common Shares or securities exchangeable for or convertible into Common Shares or of other assets or property of the Company, certain offerings of rights, warrants or options and certain reorganizations.

The Warrant Indenture provides for the giving of notice by the Company prior to taking certain actions specified therein.  The Company may from time to time purchase any of the Warrants by private contract or otherwise.  Any such Warrants purchased by the Company shall be cancelled.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder, resolutions passed at meetings of such Warrantholders held in accordance with such provisions and instruments in writing signed by the Warrantholders entitled to acquire upon the exercise of the Warrants a specified percentage of the Common Shares.

This Warrant Certificate, the Warrants represented by this Warrant Certificate and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

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This Warrant Certificate shall not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its proper officers this          day of                       , 2010.

ALDERON RESOURCE CORP.
By:

Authorized Officer

This Warrant Certificate is one of the Warrant Certificates referred to in the Warrant Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA
By:

Authorized Officer

4

SUBSCRIPTION FORM

THE UNDERSIGNED HOLDER OF THE WITHIN WARRANTS HEREBY IRREVOCABLY SUBSCRIBES FOR              Common Shares of ALDERON RESOURCE CORP. at C$2.80 per Common Share and on the other terms and conditions set out in the Warrant Certificate and Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in Canadian dollars payable to “ALDERON RESOURCE CORP.” in payment of the aggregate subscription price therefor.

The undersigned hereby irrevocably directs that the Common Shares be delivered, subject to the conditions set out in this certificate and the provisions of the Warrant Indenture, and that the said Common Shares be registered as follows:

Name(s) in Full and Social Insurance Number(s)	Address(es) (include postal code)	Number of Common Shares

TOTAL:

Please print full name in which certificate(s) are to be issued.  If any of the Common Shares are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Warrant Agent all requisite taxes or other government charges, if any.

The undersigned represents, warrants and certifies that (please check only one of the following):

☐	A

The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) at the time of exercise of the Warrants is not a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and is not exercising the Warrants on behalf of a “U.S. person” or a person in the United States; (iii) did not execute or deliver this subscription form in the United States; and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

☐	B

The undersigned holder (i) is a U.S. Purchaser (as such term is defined in the Warrant Indenture) that purchased the Warrants originally for its own account or for the account of a beneficial purchaser (a “Beneficial Purchaser”), (ii) is exercising the Warrants solely for its own account or for the account of such Beneficial Purchaser and not on behalf of any other Persons; and (iii) each of it and such Beneficial Purchaser, if any, was an “accredited investor”, that satisfied one or more of the criteria set forth in Rule 501(a) of Regulation D (an “Accredited Investor”) under the U.S. Securities Act, on the date the Warrants were purchased from Alderon Resource Corp. and is an Accredited Investor on the date of exercise of the Warrants.

☐	C

The undersigned holder has delivered to Alderon Resource Corp. a written opinion of United States legal counsel (which will not be sufficient unless it is from counsel of recognized standing and such opinion is in form and substance satisfactory to Alderon Resource Corp.) to the effect that the Warrants and Common Shares to be delivered upon exercise thereof have been registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

“U.S. person” and “United States” have the meanings set forth in Regulation S under the U.S. Securities Act.

Note: Certificates representing Common Shares will not be registered or delivered to an address in the United States unless Box B or Box C above is checked and the requirements in connection therewith have been satisfied.

Certificates representing Common Shares issued upon exercise of Warrants pursuant to Box B or Box C above shall bear the legend set forth in Section 2.6 of the Warrant Indenture.

DATED this          day of                                 , 20      .

Signature of Warrantholder	Signature Guaranteed

Print Name and Address in full below:

Name

Address

(Include Postal Code)

The signature of the Warrantholder must be guaranteed by a Schedule I Canadian chartered bank of by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

[ ] Please check box if certificates representing the Common Shares are to be delivered at the office of the Warrant Agent where this Warrant Certificate is surrendered, failing which the certificates will be mailed to the address set forth above.

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FORM OF TRANSFER

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers the Warrants represented by this Warrant Certificate to:

Name of Transferee

Address

(Include Postal Code)

Social Insurance Number(s)

                 of the Warrants registered in the name of the undersigned Transferor represented by the Warrant Certificate and hereby irrevocably constitutes and appoints                                                                                            as the attorney of the undersigned with full power of substitution to transfer the Warrants on the appropriate register of the Warrant Agent.

DATED this          day of                                 , 20      .

Signature Guaranteed	Signature of Transferor

Name of Transferor

Address of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS

1                                          Warrants shall only be transferable in accordance with the Warrant Indenture, applicable laws and the rules and policies of any applicable stock exchange.  Without limiting the foregoing, if the Warrant Certificate bears the legend set forth in Section 2.6(b) of the Warrant Indenture, this transfer form must be accompanied by a properly completed and executed declaration in the form attached as Schedule B to the Warrant Indenture, and, if required, an opinion of counsel or other evidence as is satisfactory to the Company and the Warrant Agent to the effect that the transfer is exempt from registration under the U.S. Securities Act and applicable state securities laws.

2.                                       The signature of the transferor must correspond in every particular with the surname and the first name(s) or initials shown on the face of this  Warrant Certificate and the endorsement must be signature guaranteed, in either case, by a Schedule I Canadian chartered bank or a member of a recognized securities transfer Agent medallion program (STAMP). The stamp affixed thereon by the guarantor must bear the actual words “signature guarantee”, or “signature medallion guaranteed” and otherwise be in accordance with industry standards.

SCHEDULE “B”

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent of
Alderon Resource Corp.

The undersigned (a) acknowledges that the sale of                                          securities of Alderon Resource Corp. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Company (as defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.  Terms used herein have the meanings given to them by Regulation S.

Dated:

By:
Name:
Title: